April 3, 2006
Via EDGAR and
Facsimile (202) 772-9368
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Tangela Richter Carmen Moncada-Terry

Re:	Horizon Offshore, Inc. Registration Statement on Form S-3 Commission File No. 333-131780
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Horizon Offshore, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated so that it will become effective at 5:00 p.m., District of Columbia time, on Wednesday, April 5, 2006, or as soon thereafter as practicable.
     In making such request, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments or this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, HORIZON OFFSHORE, INC.
By:	/s/ David W. Sharp
David W. Sharp
President and Chief Executive Officer